March 9, 2009

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Positron Corporation
Registration Statement on Form S-1
File No. 333-145801
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Positron Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-1 (File Number File No. 333-145801) (the “Registration Statement”), which the Registrant filed with the Commission on August 30, 2007.  The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of the undersigned and to the attention of Peter Campitiello, Esq. at (212) 216-8001.

The registrant further requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request, please call Peter Campitiello, Esq., at (212) 216-8085.

Very truly yours,

/s/ Patrick Rooney
Patrick Rooney,
Chairman

7715 Loma Court, Suite A, Fishers, IN 46038